UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced the execution of a license agreement with Broncus Technologies, Inc. This agreement allows Broncus Technologies to incorporate Angiotech’s paclitaxel technology with Broncus’ Exhale® system to treat emphysema.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 2, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, June 2nd, 2005

ANGIOTECH BROADENS PACLITAXEL FRANCHISE WITH LICENSE TO BRONCUS TECHNOLOGIES FOR NOVEL TREATMENT OF EMPHYSEMA

VANCOUVER, BC June 2, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the execution of a license agreement with Broncus Technologies, Inc. This agreement allows Broncus Technologies to incorporate Angiotech's pioneering Paclitaxel technology with their Exhale® system to treat emphysema.

Emphysema is a chronic and progressive disease of lung tissue destruction, typically as a result of long-term cigarette smoking. It now represents the fourth leading cause of death in the United States. It is characterized by gradual destruction of lung tissue, which results in the loss of the lungs' natural elasticity, the collapse of small airways, and air trapping. These results combine to make breathing ineffective, leaving the emphysema sufferer with disabling and persistent hyperinflated lungs. These patients typically suffer with labored breathing, and severe shortness of breath. Today there are no effective therapies for this devastating disease. There currently are an estimated 60 million emphysema sufferers worldwide, including 3 million in the U.S., approximately 1 in 20 people over the age of 65. Emphysema-related healthcare costs are estimated at $7 billion per year in the U.S.

The Exhale® system used in airway bypass reduces the disabling hyperinflation in patients with emphysema by creating extra-anatomic passages that allow air to pass from hyper-inflated areas of the lungs directly into larger airways and, ultimately, out of the body. Preliminary results suggest that Paclitaxel improves the duration of benefit of the airway bypass procedure.

To date over twenty-five patients have been treated with Paclitaxel-loaded implants using the Exhale® system. Clinically significant improvements in target patients have been demonstrated in key pulmonary function tests and quality of life endpoints. Broncus is currently conducting feasibility studies at several international sites and plans to start a pivotal study in the U.S. in 1H06.

The license to Broncus is a worldwide, non-exclusive relationship, for COPD-related diseases. Warrants for Broncus preferred stock will serve to cover upfront and milestone payments, and there is a royalty on sales of Eligible Products.

“We expect the Exhale® system for airway bypass to fuel the expansion of a new medical sub-specialty called “Interventional Pulmonology;” in much the same way PTCA catheters and stents formed the foundation for the extraordinary growth of Interventional Cardiology,” said Jeanne M. Bertonis, Chief Business Officer of Angiotech. “We are excited that our innovative technology can contribute to the clinical development and potential for success of the Exhale System. This is another example of extending licenses to early stage companies, and realizing the importance of our extensive intellectual property portfolio and know-how in the area of local delivery of Paclitaxel.”

“The opportunity to partner with Angiotech on this validated technology is an exciting one for Broncus,” said Cary Cole, CEO of Broncus Technologies. “We are devoted to developing the best treatment possible for emphysema patients, and believe we will accomplish this by combining Broncus’ and Angiotech’s technologies.”

…/2

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials to better address common complications associated with the implantation of medical devices and the detrimental effects of various diseases. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Broncus Technologies is a privately-held company headquartered in Mountain View, CA, developing Interventional Bronchoscopy devices for the treatment of emphysema. For more about Broncus Technologies, visit www.broncus.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Angiotech Pharmaceuticals, Inc.

Todd Young  (604) 221-7676 ext 6933